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                           August 2, 2021

       Adi Sideman
       Chief Executive Officer
       Open Props Inc.
       12816 Inglewood Avenue #637
       Hawthorne, CA 90250

                                                        Re: Open Props Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 10
                                                            Filed July 28, 2021
                                                            File No. 024-11018

       Dear Mr. Sideman:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance